Exhibit 99.23

27 March 2009

Chinalco secures financing for its strategic investment in
the Rio Tinto Group

Aluminum Corporation of China (“Chinalco”) announces that on 27 March 2009 it secured the required financing for its strategic partnership with the Rio Tinto Group.

Chinalco was required under the terms of the co-operation and implementation agreement entered into with Rio Tinto to secure committed funding to finance its acquisition of the convertible bonds and its interests in the strategic assets by 31 March 2009.

The financing has been arranged by a syndicate of banks led by China Development Bank and also including the Export-Import Bank of China, Agricultural Bank of China and Bank of China.

Chinalco has raised an amount of US$21 billion through a bank loan for the purpose of satisfying its obligations with respect to completion of the transaction documents. This consists of US$19.5 billion to finance its acquisition of the convertible bonds and its interests in the strategic assets and an additional US$1.5 billion standby facility available to finance ongoing working capital and other expenditures related with Chinalco’s investment in Rio Tinto.

Mr Xiong Weiping, President of Chinalco, commented:

“Chinalco maintains good, long-standing partnerships with major banks in China. We entered into a US$21 billion loan agreement with the bank syndicate led by China Development Bank after competitive commercial negotiations in the context of the current Chinese financial environment. Each of the banks in the syndicate approved this loan based on their own independent commercial evaluation and assessment of the transaction after completing their own internal approval process. The commercial terms we have obtained reflect the banks’ confidence in the excellent potential of our partnership with Rio Tinto and in the long-term prospect of the mining industry.

“The proposed strategic investment in the Rio Tinto Group will allow Chinalco to advance its strategic goal of global diversification, adapt to the fast changes in the industry, improve and adjust its asset portfolio and lay a solid foundation for its sustainable growth.

“Chinalco’s cash investment of US$19.5 billion will strengthen Rio Tinto’s balance sheet, while its relationships, resources and capabilities will help position Rio Tinto to lead the resources industry into the next decade.”

For further information on Chinalco go to: www.chinalco.com